SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the First Half of 2008

The preliminary financial performance figures for Woori Finance Holdings for the six-month period ended on June 30, 2008, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2008	1Q 2008	Change (%)	2Q 2007	Change (%)
Revenue	2Q	11,386,973	13,828,203	-17.65	5,643,482	+101.77
	Cumulative Basis	25,016,875	13,828,203	—	11,676,938	+114.24
Operating Income	2Q	661,713	786,873	-15.91	895,592	-26.11
	Cumulative Basis	1,448,586	786,873	—	2,172,177	-33.31
Income before Income Tax Expense	2Q	683,093	841,111	-18.79	908,324	-24.80
	Cumulative Basis	1,524,204	841,111	—	2,180,434	-30.10
Net Income	2Q	415,496	546,275	-23.94	617,324	-32.69
	Cumulative Basis	961,771	546,275	—	1,504,346	-36.07

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income the net income of Woori Aviva prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2008

The preliminary financial performance figures for Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2008, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2008	1Q 2008	Change (%)	2Q 2007	Change (%)
Revenue	2Q	8,888,954	11,408,332	-22.08	4,404,170	+101.83
	Cumulative Basis	20,119,973	11,408,332	—	8,860,113	+127.08
Operating Income	2Q	432,261	548,248	-21.16	652,126	-33.72
	Cumulative Basis	980,509	548,248	—	1,755,361	-44.14
Income before Income Tax Expense	2Q	472,284	592,226	-20.25	691,290	-31.68
	Cumulative Basis	1,064,510	592,226	—	1,799,386	-40.84
Net Income	2Q	347,369	444,638	-21.88	529,758	-34.43
	Cumulative Basis	792,007	444,638	—	1,336,326	-40.73

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: July 31, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director

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